Filed pursuant to Rule 433

Registration No. 333-166911

January 5, 2011

Final Term Sheet

USD 5,000,000,000 1.375% Global Notes due 2014

Terms:

Issuer:	KfW

Guarantor:	Federal Republic of Germany

Aggregate Principal Amount:	USD 5,000,000,000

Denomination:	USD 1,000

Maturity:	January 13, 2014

Redemption Amount:	100%

Interest Rate:	1.375% per annum, payable semi-annually in arrears

Date of Pricing:	January 5, 2011

Closing Date:	January 12, 2011

Interest Payment Dates:	January 13 and July 13 in each year

First Interest Payment Date:	July 13, 2011 (for interest accrued from and including January 12, to but excluding July 13, 2011)

Interest Payable on First Interest Payment Date:	USD 34,565,972.22 (for aggregate principal amount of USD 5,000,000,000)

Currency of Payments:	USD

Price to Public/Issue Price:	99.707%

Underwriting Commissions:	0.10%

Proceeds to Issuer:	99.607%

Format:	SEC-registered global notes

Listing:	Luxembourg Stock Exchange (regulated market)

Business Day:	New York

Business Day Convention:	Following, unadjusted

Day Count Fraction:	30/360

Governing Law /Jurisdiction:	German law; District Court Frankfurt am Main

Gross-Up:	No gross-up if tax deduction or withholding is imposed

Cross-Default:	None

Clearing System:	DTC (deliverable through CBL and Euroclear)

ISIN:	US500769ED27

CUSIP:	500769ED2

Selling Restrictions:	European Economic Area, UK, Japan, Canada, Hong Kong

Ratings of Issuer:	AAA by Standard & Poor’s Ratings Services, Aaa by Moody’s Investors Service Limited and AAA by Fitch Ratings Limited.[1]

Lead Managers:	BofA Merrill Lynch J.P. Morgan RBC Capital Markets

Co-Lead Managers:	Barclays Capital BNP PARIBAS Citi Credit Suisse Deutsche Bank Goldman Sachs International Mizuho International plc Morgan Stanley Nomura UBS Investment Bank

Stabilization Manager:	RBC Capital Markets, LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Website at www.sec.gov. The prospectus supplement relating to the notes is available under the following link: http://www.sec.gov/Archives/edgar/data/821533/000119312510127714/d424b3.htm. KfW’s base prospectus relating to the notes is available through the following link: http://www.sec.gov/Archives/edgar/data/821533/000119312510127661/d424b3.htm. Alternatively, RBC Capital Markets will arrange to send you the prospectus, which you may request by calling toll-free: +1-866-375-6829.

[1]

A security rating is not a recommendation to buy, sell or hold securities. Ratings are subject to revision or withdrawal at any time by the assigning rating organization. Each rating should be evaluated independently of any other rating.